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                                                                  EXHIBIT (a)(3)


                   [Hampton Roads Bankshares, Inc. Letterhead]



December 13, 2001


Dear Shareholder:

     Your Bank is enjoying its fourteenth consecutive year of growth and outstanding financial performance. Our assets currently exceed $240 million and in November, we reached a new milestone as our deposits surpassed the $200 million level. Although our net interest margin has been tempered by the year's numerous interest rate reductions, your Bank's net income is just 1% shy of last year's record earnings. A comprehensive summary of our financial performance is attached for your review. I hope that you share my enthusiasm and pride about the accomplishments of our Bank.

     As a result of our years of success, your Bank is in a unique position to offer financial opportunities to all of our shareholders. Many of you have been stockholders and friends for many years and it is certainly understandable that you may wish to diversify or liquidate some or all of the shares you own in our company. To accommodate your needs, I am pleased to announce that Hampton Roads Bankshares is implementing a Stock Repurchase Program to provide additional liquidity and flexibility in your investment. The Program is described in full detail in the enclosed circular. In summary, the Holding Company will buy back from shareholders up to 375,000 shares of Hampton Roads Bankshares common stock at a price of $8.00 per share during the time frame of December 17, 2001 to February 14, 2002. To put this price in perspective to the shares you own, please review the enclosed "Stock Price Comparison" chart.

     Assuming that your Bank maintains its legacy of achieving outstanding financial results, once the Stock Repurchase Program is complete, the value of each remaining share should be significantly enhanced with a greater earnings per share value and an increased return on equity. If you would like to share in our future success, you will have the opportunity to do so by participating in our future quarterly Optional Cash Purchase Plan offerings or by purchasing stock available for sale on the open market. Unfortunately, the Bank is not offering the Optional Cash Purchase Plan in conjunction with the Stock Repurchase Program. The plan will resume during the first quarter of 2002.

     As you can see, the Bank is at the height of its financial success and we have the momentum and resources to maintain our positive trend of earnings and growth. But unfortunately our stock price has not reflected our achievements for the last several quarters. Like any other public company, our stock price is based on many factors beyond our control and is not necessarily indicative of our financial performance and earnings potential. I, along with our Board of Directors, have the utmost confidence in our future success. Whether you desire to accumulate more shares, diversify your holdings, or leave your investment as it is, Hampton Roads Bankshares can help you achieve your particular financial goals.

     Thanking you for your past and continued support of our organization, I am,

                                          Very truly yours


                                          Jack W. Gibson
                                          President